Exhibit 99.1

Press Release

For immediate release

Banle Energy International Limited Supports BYD’s Maiden Voyage of Car Carrier, BYD Explorer 1

Hong Kong January 16, 2024 (GLOBE NEWSWIRE) – On January 9, 2024, Banle Energy International Limited, a subsidiary of CBL International Limited (NASDAQ: BANL), proudly announced that it has arranged bunkering services to support the inaugural journey of BYD’s first car carrier, BYD Explorer 1, at a port in China. BYD is a Chinese manufacturer of electric vehicles (EV). According to ‘The Wall Street Journal’, BYD overtook Tesla’s EV sales in the last quarter of 2023 and became the world’s largest EV manufacturer.

As reported by Seatrade Maritime news, after receiving the bunkering services at Yan Tai port, BYD Explorer 1, will stop by Shenzhen for loading automobiles before exporting to Europe.

“We are honored to have been part of this significant milestone and extend our gratitude to BYD for placing their trust in our bunkering services,” said Mr. William Chia, Chairman and CEO of CBL International Limited. “CBL has established a robust network and possesses the capability to offer bunkering services in 17 out of the top 20 container ports worldwide. In line with our expansion plan, we have recently opened an office in Ireland during the fourth quarter of 2023 to further enhance our network in Europe. These initiatives align with our strategic objectives for expanding our presence in Europe.”

CBL International Limited has expanded its presence to over 55 ports across the Asia Pacific and other countries, such as Belgium and Turkey. In addition, we have taken a proactive approach in exploring alternative fuels and have been approved for biofuel trading activities. This made us one of the first batch of B24 biofuel suppliers in Hong Kong. These achievements demonstrated our eagerness to seize opportunities to provide competitive, environmentally friendly and integrated bunkering services to our valued customers.”

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About CBL International Limited

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, Turkey and Belgium. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

Forward-Looking Information and Statements

Certain statements in this announcement are forward-looking statements, by their nature, subject to significant risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com